Exhibit 99.1

NANOBIOTIX: Voting Rights and Shares Capital of the Company

In accordance with Articles L.233-8 II of the French Commercial Code and 223-16 of the General Regulation of the French Financial Markets Authority (Autorité des Marchés Financiers)

PARIS--(BUSINESS WIRE)--August 9, 2022--Regulatory News:

Nanobiotix (Paris:NANO) (NASDAQ:NBTX):

Market: Euronext Paris / Nasdaq
Euronext Compartment: B
ISIN code: FR0011341205
Nasdaq: NBTX
Bloomberg: NANO:FP
Reuters: NANO.PA
Website: www.nanobiotix.com

Date	Number of Shares Outstanding	Total number of voting rights
		Total voting rights, theoretical (1)	Total voting rights, exercisable (2)
July 31, 2022	34,875,872	36,274,272	36,299,593

(1) The total number of theoretical (or “gross”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

(2) The total number of exercisable at a Shareholders’ Meeting (or “net”) voting rights is calculated without taking into account shares for which voting rights have been suspended as shares held in treasury by the Company. It is released in order to ensure that the public is properly informed, in accordance with the AMF recommendation of July 17, 2007.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix

Nanobiotix Communications
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Nanobiotix Investor Relations
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com